UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2020

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in this report is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (333-228465).

ABILITY INC.

On February 9, 2021, an Annual and Special General Meeting of Ability Inc. (the “Company”) approved each of the six proposals brought before the Company’s shareholders at the meeting, in accordance with the majority required for each proposal. Each of those proposals was described in the Company’s Immediate Report on Convening of a Special General Meeting of the Company, dated January 4, 2021, published as the Company’s Current Report on Form 6-K that was furnished to the U.S. Securities and Exchange Commission on January 4, 2021.

In addition, on February 10, 2021, the Company published an immediate report in Israel reporting the results of the Annual and Special General Meeting, a translated copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Exhibit

99.1	Immediate Report dated February 10, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

Date: February 10, 2021	By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

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